02 JUN -5 AM 11:34

FILE NO.
82-3911

VAL-072-02

May 31, 2002

02034628

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Summons to an Extraordinary General Meeting of Shareholders to be held on June 12, 2002 agreed by the May 29, 2002 Board of Directors' Meeting.

Date: filed with CONASEV and The Lima Stock Exchange on May 30, 2002.

Required by: CONASEV and The Lima Stock Exchange.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

dlw 6/12

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

FILE NO.
82-3911

GF.0090.02

Lima, May 30, 2002

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as "Important Notice" about the resolution adopted by the Board of Directors' Meeting held on May 29, 2002:

Summon to an Extraordinary General Meeting of Shareholders to be held on Wednesday, June 12, 2002, at 10.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Monday, June 17, 2002 at 10.00 a.m. at the same place with the same agenda.

This Extraordinary General Meeting of Shareholders will deal with the following matter:

- Capitalization of Reinvested Profits 2001 Law 27394 and consequent modification of Article Five of the Bylaws.

Concerning this capitalization, the Board will propose to increase the Capital Stock from S/. 360'816,570.00 to S/. 369'249,420.00 (S/. 9.85 remain as Capital Reserve), and the Investment Stock from S/. 46'609,549.55 to S/. 47'698,887.98, through the capitalization of the following:

CAPITAL STOCK

	Amount S/.
Reinvested Profits 2001 Law 27394 (*)	8'432,850.57
Capital Reserve	9.28
Total	8'432,859.85

INVESTMENT STOCK

	Amount S/.
Reinvested Profits 2001 Law 27394 (*)	1'089,338.43
Total	1'089,338.43

(*) This amount will be expressed in constant values as of May 31, 2002 once the Wholesale Price Index corresponding to May 2002 is published by the National Institute of Statistics and Informatic (INEI).

Should this proposal be approved and as a consequence of the capital increase, the shareholders would receive approximately 2.3372% of new shares per each common share owned (nominal value S/. 10.00 each). Additionally, the holders of investment shares would receive approximately 2.3372% of new shares per each investment share owned (nominal value S/. 1.00 each).

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)

File: TRACON3